1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 1, 2012

VIA EDGAR

Brick Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Trust” or “Registrant”)
File Nos. 033-12113, 811-05028

Dear Mr. Barrientos:

In a January 3, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 220 (“PEA 220”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on November 15, 2011. PEA 220 was filed to register the PIMCO RealRetirement 2045 Fund (the “Fund”), a new series of the Registrant. Capitalized terms used below that are undefined have the same meaning as set forth in PEA 220. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: Complete the fee tables and related footnotes, as well as the expense example, and provide such information in correspondence to the Staff prior to the filing’s effectiveness.

Response: Comment accepted. Please see correspondence from Adam T. Teufel, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated January 27, 2012, in which we provided completed fee tables, related footnotes and expense examples, as of January 27, 2012.

Comment 2: Delete footnotes 2, 3 and 6 to the fee table that relate to interest expense as these footnotes are neither permitted nor required by Item 3 of Form N-1A.

Response: In connection with completing the fees and expenses within the Fund’s fee tables, it was determined that these footnotes were no longer necessary because the Fund does not currently anticipate incurring pro rata interest expense of at least one basis point. To the extent the Fund incurs pro rata interest expense of at least one basis point in the future, and such interest expense therefore becomes a component of the Fund’s fees and expenses within its then-current fee tables, the Fund reserves the right to add these footnotes to its fee tables at that time.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg   Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

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Comment 3: To the extent there are any limits on the credit quality of the Fund’s Fixed Income Instruments, disclose such limit(s) in the Principal Investment Strategies.

Response: There is no limit on the credit quality of the Fund’s fixed income investments. Various Underlying PIMCO Funds in which the Fund may invest have disclosed specific credit quality limits on their fixed income investments. Such Underlying PIMCO Funds’ credit quality limits are summarized in the Descriptions of the Underlying PIMCO Funds section of the prospectus. Accordingly, the average credit quality of the Fund will vary with the credit qualities of the various Acquired Funds and Fixed Income Instruments that the Fund invests in from time to time.

Comment 4: Due to High Yield Risk being a principal risk, discuss the Fund’s investments in high yield securities in the Principal Investment Strategies.

Response: High Yield Risk is a principal risk of certain Underlying PIMCO Funds in which the Fund may invest. Accordingly, High Yield Risk is a principal risk of the Fund to the extent it invests in an Underlying PIMCO Fund with the corresponding principal risk. The introductory narrative preceding the Principal Risks section makes it clear that “[t]he principal risks of investing in the Fund include risks from direct investments and/or indirect exposure through investment in Acquired Funds.”

Comment 5: With respect to Derivatives Risk, both in the Fund Summary and Description of Principal Risks sections, consider revising this principal risk so as to make the disclosure less generic, for example, by aligning the disclosure with the actual derivatives to be used by the Fund. Refer to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010).

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Fund’s derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

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The Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Fund Summaries is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the SAI. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 6: With respect to Subsidiary Risk, both in the Fund Summary and Description of Principal Risks sections, (i) disclose the maximum percentage of the Fund’s assets that may be invested (directly or indirectly) in such Subsidiaries, (ii) explain the basis for treating Subsidiary income as qualifying income for tax purposes in light of the Internal Revenue Service (“IRS”) moratorium on issuing new private letter rulings relating to such subsidiaries and indicate whether the Fund has received an opinion of counsel with respect to its position, (iii) describe the actions the Fund would take should the IRS issue guidance that adversely affects the treatment of income received from the Subsidiaries, and (iv) consider updating Subsidiary Risk in light of the IRS moratorium.

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Response: The Fund does not own, control or otherwise invest directly in shares of a “Subsidiary” as such term is used in the prospectus in reference to wholly-owned subsidiaries established for the purpose of commodities exposure. The Fund may invest in certain Underlying PIMCO Funds which, in turn, invest in wholly-owned subsidiaries established for the purpose of obtaining commodities exposure. With respect to part (i) of the comment, there is no limit on the percentage of Fund assets that may be invested in Underlying PIMCO Funds, including those Underlying PIMCO Funds that invest in a Subsidiary, other than the limits imposed by virtue of the Fund’s glide path and target asset allocation chart in the Fund Summary. However, no Underlying PIMCO Fund may invest more than 25% of its total assets in its Subsidiary (measured at quarter-end pursuant to tax diversification requirements). Therefore, in effect, the Fund’s aggregate exposure to Subsidiaries will generally not exceed 25% of the Fund’s total assets.

With respect to part (ii) of the comment, the Fund does not own a Subsidiary. The IRS has previously issued private letter rulings in which the IRS specifically concluded that income derived from an investment in a wholly-owned subsidiary will constitute qualifying income to a fund, even if that subsidiary itself owns commodity-linked swaps.1 Based on the reasoning in such private letter rulings, certain Underlying PIMCO Funds continue to seek to gain exposure to the commodity markets primarily through investments in commodity index-linked notes and through investments in their respective Subsidiaries. The IRS moratorium on new private letter rulings does not affect the previously issued private letter rulings. The Registrant’s investment adviser, in connection with its management of Underlying PIMCO Funds that own a Subsidiary, has consulted with legal counsel on these matters and will continue to monitor legal and regulatory developments.

With respect to part (iii) of the comment, the Fund does not own a Subsidiary. If the IRS issues adverse guidance or otherwise revoked those private letter rulings upon which certain Underlying PIMCO Funds rely, the Underlying PIMCO Funds would either change their investment strategies and disclosure in light of the IRS’ actions or would seek commodities exposure through alternative vehicles that are consistent with the Underlying PIMCO Funds’ current investment strategies and disclosure. The Fund’s investment strategies and disclosure would then be revised accordingly, as applicable.

With respect to part (iv) of the comment, the Fund has updated the “Description of Principal Risks—Tax Risk” sections of the prospectuses and various sections of the Statement of Additional Information in light of the current IRS moratorium on private letter rulings.

[1]	The IRS previously issued a revenue ruling which holds that income derived from commodity-linked swaps is not qualifying income under Subchapter M of the Internal Revenue Code.

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Comment 7: Revise the Tax Information section in the Fund Summary to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes the current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.2 In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Comment 8: Following the Fund Summary, consider adding a description of principal investment strategies consistent with the requirements of Item 9(b) of Form N-1A.

Response: In response to Item 9(b)(1), the Registrant currently describes the Fund’s principal investment strategies, including the particular types of securities in which the Fund principally invests, in the Fund Summary under the heading Principal Investment Strategies. Additional information regarding the Fund’s principal investment strategies is provided in the Characteristics and Risks of Securities and Investment Techniques section of the prospectus. In response to Item 9(b)(2), the Registrant explains in general terms how the portfolio manager decides which securities to buy and sell in the Fund’s Principal Investment Strategies section. Additional disclosure is included under the Characteristics and Risks of Securities and Investment Techniques section of the prospectus, in particular the Securities Selection subsection. Taken together, the Registrant believes these sections of disclosure are responsive to Item 9(b) of Form N-1A.

Comment 9: Item 10(a)(2) of Form N-1A requires that the “Portfolio Manager’s business experience during the past 5 years” be disclosed. Accordingly, update the Portfolio Manager’s Recent Professional Experience to indicate his specific roles or responsibilities from 2007 to present.

[2]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

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Response: The portfolio manager’s Recent Professional Experience states that he joined PIMCO in 2000 and is the firm-wide head of analytics for portfolio management, and a senior member of PIMCO's portfolio management group. This describes the portfolio manager’s business experience for a period covering more than the past five years. Accordingly, the Registrant believes this disclosure is responsive to the Item 10(a)(2) requirement to “state the Portfolio Manager’s business experience during the past 5 years.”

Comment 10: Consider revising the Characteristics and Risks of Securities and Investment Techniques section to more clearly differentiate which investment strategies and risks are principal or secondary in nature. Also, consider placing this section near the Description of Principal Risks section immediately following the Fund Summary.

Response: The introduction to the Characteristics and Risks of Securities and Investment Techniques section states that “[t]his section provides additional information about some of the principal investments and related risks of the Fund described under ‘Fund Summary’ and ‘Description of Principal Risks’ above. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Fund from time to time.”

The Description of Principal Risks section, immediately following the Fund Summary, only discusses those securities and investment techniques which may constitute a principal risk to the Fund. To the extent additional discussion of such principal strategies and risks is provided in the Characteristics and Risks of Securities and Investment Techniques section, the Description of Principal Risks section prominently identifies such securities and techniques in bold type. The introduction to the Description of Principal Risks section makes clear that bold type is used so that investors may easily cross-reference additional discussion of principal strategies and risks in the Characteristics and Risks of Securities and Investment Techniques section. All other discussion in the Characteristics and Risks of Securities and Investment Techniques section (i.e., securities and techniques not discussed in the Fund Summary or Description of Principal Risks section) addresses non-principal strategies and risks.

The Registrant believes the typical investor will refer to the Fund Summary or Description of Principal Risks section first, each more prominently placed towards the front of the prospectus, for information on the principal strategies and risks of the Fund. To the extent an investor seeks additional information regarding such principal strategies and risks, cross-referencing by bold type provides the investor an easy method to identify which securities and techniques within the Characteristics and Risks of Securities and Investment Techniques section constitute principal strategies and risks. To the extent any securities or techniques are discussed in the first instance in the Characteristics and Risks of Securities and Investment Techniques section, the Registrant believes the introductory narrative to this section makes clear that the investor should understand such disclosure to relate to non-principal strategies and risks.

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Comment 11: Revise the Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies section to (i) state the Fund’s investment objective is non-fundamental and (ii) delete discussion of all other funds’ investment objectives.

Response: Comment accepted. We have revised this section to (i) state the Fund’s investment objective is non-fundamental and (ii) delete discussion of all other funds’ investment objectives.

Statement of Additional Information

Comment 12: There is a sentence within the Investment Restrictions section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-Effective Amendment No. 200, as filed June 1, 2011. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,3 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, and until formal Staff guidance is published with respect to this issue, the Fund and each Underlying PIMCO Fund has adopted an internal operating policy limiting its investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

Comment 13: With regard to the Disclosure of Portfolio Holdings—Confidential Dissemination of Portfolio Holdings Information section, disclose the frequency with which information about portfolio securities is disclosed, and the length of lag, if any, between the date of the information and the date on which the information is disclosed.

[3]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

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Response: The Registrant has reviewed the disclosure in the SAI and believes it is adequate as is. The Registrant will continue to review its ongoing confidential disclosure arrangements, if any, and will make clarifying revisions to the disclosure in the SAI to the extent necessary or appropriate in response to Item 16(f)(2) of Form N-1A. This section of the SAI states “[t]he Disclosure Policy does not require a delay between the date of the information and the date on which the information is disclosed” which the Registrant believes addresses the Staff’s comment.

*                         *                    *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 220 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

February 1, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 220 to the Registrant’s registration statement under the Securities Act of 1933, as filed on November 15, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox, Dechert LLP
Adam T. Teufel, Dechert LLP
J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC